SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment no. 1)*


INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
---------------------------------------------------
(Name of Issuer)

COMMON STOCK (PAR VALUE $.001 PER SHARE)

---------------------------------------------------
(TITLE OF CLASS OF SECURITIES)


458865201
--------------
(CUSIP Number)

Mr. Barton Ford Webb
15148 Bledsoe Street
Sylmar, CA 91342 (818) 362-5665 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2002
------------------------------------------
(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box:


NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits, See Rule 240.13d-7 for other parties to whom copies are to be sent.


* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER
DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
 TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE
ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE
 NOTES).

SCHEDULE 13D
(Amendment no. 1)

 CUSIP No. 458865201
1     Name of Reporting Persons            (a) Barton Ford Webb
						       (b) STL Enterprises, Inc.
						       (c) TMW Corporation
--------------------------------------------------------------------------------

2     Check the Appropriate Box if         (a) {x}
      a Member of a Group                  (b) { }
--------------------------------------------------------------------------------

3     SEC Use Only

--------------------------------------------------------------------------------

4     Source of Funds                        PF WC

--------------------------------------------------------------------------------


5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     	2(d) or 2(e) 				   {  }
--------------------------------------------------------------------------------

6     Citizenship or Place of Organization   U.S.A

--------------------------------------------------------------------------------

7    Sole Voting Power             (a) Barton Ford Webb
						 21,000 shares
					     (b) STL Enterprises, Inc.
	       				      0 shares
					     (c) TMW Corporation
		                              0 shares
--------------------------------------------------------------------------------

Number of Shares           8    Shared Voting Power           21,000 shares
Beneficially Owned by      -----------------------------------------------------

Reporting Person With
                           9    Sole Dispositive Power
  					    (a) Barton Ford Webb
						 21,000 shares
			    	            (b) STL Enterprises, Inc.
				                  0 shares
					    (c) TMW Corporation
					            0 shares
                           -----------------------------------------------------

                            10   Shared Dispositive Power     21,000 shares
                           -----------------------------------------------------

11    Aggregate Amount Beneficially                           21,000 shares
      Owned By Each Reporting Person
--------------------------------------------------------------------------------

12    Check box if the aggregate Amount
       in Row (11) Excludes Certain Shares                     {  }
--------------------------------------------------------------------------------

13    Percent of Class Represented
       Amount in Row (11)                                       1.0%
--------------------------------------------------------------------------------

14    Type of Reporting Person        (a) Barton Ford Webb
							 IN
  				              (b) STL Enterprises, Inc.
							 CO
				              (c) TMW Corporation
							 CO
--------------------------------------------------------------------------------

Item 1.    Security and Issuer.

           This Schedule 13D is filed with the Securities and Exchange Commission by the person(s) named in item 2 below relates to the common stock, par value $.001 per share (the "Common Stock"), of International Airline Support Group, Inc. The principal offices of the issuer are 1954 Airport Road, Suite 200, Atlanta, GA 30341.

Item 2.  Identity and Background.


     (a) This Statement is filed jointly by (1) Barton Ford Webb, (2) STL Enterprises, Inc., and (3) TMW Corporation. The persons listed in clauses (1) through (3) above, are the Reporting Persons.

     (b) The principal business address of each of the Reporting Persons is

15148 Bledsoe St., Sylmar, CA  91342.

     (c) STL Enterprises is a private California corporation whose principal business is managing wholly owned businesses. TMW Corporation is a private California corporation whose principal businesses include commercial and government aircraft parts manufacture and component overhaul and maintenance.
  Mr. Webb is a United States citizen and an officer of STL Enterprises and TMW Corporation.

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  See (c), above

Item 3.  Source and Amount of Funds.


     The net investment cost, excluding commissions and fees (if any) of the shares of Common Stock held by Barton Ford Webb, STL Enterprises, and TMW Corporation is $23,751.00 Such shares were purchased with Mr. Webb's personal funds.


Item 4.    Purpose of Transaction.

           Mr. Webb, STL Enterprises and TMW Corporation acquired the shares of common stock as an investment. The Reporting Persons have no concrete plans or proposals that would occasion any event enumerated in Item 4 of the Special

Instructions for Complying with Schedule 13D.

	The Reporting Persons reserve the right to buy additional securities of the Issuer, or sell securities of the Issuer from time to time.

Item 5.    Interest in Securities of the Issuer.


    (a) Based upon an aggregate of 2,021,498 shares of Common Stock outstanding, as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended May31, 2001, the Reporting Persons own 1.04% broken down as follows:

           (i) Barton Ford Webb personally owns 21,000 shares of Common Stock, constituting approximately 1.04% of the shares of Common Stock outstanding;
          (ii) STL Enterprises owns 0 shares of Common Stock, constituting approximately 0% of the shares of Common Stock outstanding;
          (iii) TMW Corporation owns 0 shares of Common Stock, constituting approximately 0% of the shares of Common Stock outstanding;

    (b) Barton Ford Webb has the power to dispose of and to vote the shares of Common Stock beneficially owned by the Reporting Persons.

    (c) Securites purchased or sold during the last sixty days were all executed through Ameritrade and E-Trade on-line trading services for cash.

Identity of Seller
Date
Amount of Securities and Price
Total
STL Enterprises, Inc.
17-Jan-02
SELL 59200.000 SHARES YLF @ 0.900000
 $  53,263
STL Enterprises, Inc.
16-Jan-02
SELL 200.000 SHARES YLF @ 0.900000
 $       165
STL Enterprises, Inc.
15-Jan-02
SELL 42400.000 SHARES YLF @ 0.900000
 $  38,144
TMW Corporation
10-Jan-02
SELL 7100.000 SHARES YLF @ 1.050000
 $    7,455


    (d) N/A

    (e) On January 15, 2002, the Reporting Persons ceased to be the beneficial owner of more than five percent of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

           N/A

Item 7.    Material to be Filed as Exhibits.

 	    N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 2001
Barton Ford Webb [sig], an Individual
January 29, 2001
For STL Enterprises, Inc., Barton Ford Webb [sig]
January 29, 2001
For TMW Corporation, Barton Ford Webb [sig]